Exhibit 99.76

BITZERO BLOCKCHAIN INC.

Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(expressed in United States Dollars, unless otherwise stated)

Table of contents (Expressed in United States Dollars, unless otherwise noted)	BITZERO BLOCKCHAIN INC. September 30, 2025 and 2024

Independent Auditor’s Report	3-5

Consolidated Statements of Loss and Comprehensive Loss	6

Consolidated Statements of Financial Position	7

Consolidated Statements of Changes in Shareholder’s Equity	8

Consolidated Statements of Cash Flows	9

Notes to the Consolidated Financial Statements	10-53

SRCO Professional Corporation
Chartered Professional Accountants
Licensed Public Accountants
Park Place Corporate Centre
15 Wertheim Court, Suite 409
Richmond Hill, ON L4B 3H7, Canada

Tel: 905 882 9500 & 416 671 7292
Fax: 905 882 9580
Email: info@srco.ca
www.srco.ca

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Bitzero Blockchain Inc.

Opinion

We have audited the consolidated financial statements of Bitzero Blockchain Inc. and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at September 30, 2025 and 2024, the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the years then ended, and notes to the consolidated financial statements, including material accounting policy information (collectively referred to as the “consolidated financial statements”).

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at September 30, 2025 and 2024, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter - Material Uncertainty Related to Going Concern

We draw attention to Note 3 to the consolidated financial statements, which indicates that the Company incurred a loss, and had a working capital deficit and an accumulated deficit. As stated in Note 3, these events or conditions, along with other matters as set forth in Note 3, indicate that material uncertainties exist that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other Information

Management is responsible for the other information. The other information comprises the information included in the Management’s Discussion and Analysis but does not include the consolidated financial statements and our auditor’s report thereon. Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

(continues)

Independent Auditor’s Report to the Shareholders of Bitzero Blockchain Inc. (continued)

Other Information (continued)

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS as issued by the IASB, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

(continues)

Independent Auditor’s Report to the Shareholders of Bitzero Blockchain Inc. (continued)

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements (continued)

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Company as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Richmond Hill, Canada January 28, 2026	CHARTERED PROFESSIONAL ACCOUNTANTS Authorized to practice public accounting by the Chartered Professional Accountants of Ontario

Consolidated statements of loss and comprehensive loss	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
For the years ended	September 30, 2025 and 2024

	Note	2025	2024
		$	$

Revenue from digital assets mined	7	24,895,690	15,607,000
Revenue from hosting services	7	—	7,004,281
Direct costs	8	(25,189,175)	(24,387,670)
		(293,485)	(1,776,389)

Administrative expenses	9	5,287,874	2,809,793
Finance costs	10	1,760,644	526,658
Marketing expenses	11	1,842,159	46,187
		8,890,677	3,382,638

Operating loss before other items		(9,184,162)	(5,159,027)

Share-based expenses	12	10,200,000	4,879,221
Foreign exchange gain		(113,023)	(58,633)
Realized (gain) loss from sale of digital currency	13	(1,593,273)	30,303
(Gain) loss on contract settlement	20,22,23	(1,743,010)	134,977
Provision for contract settlement	23	613,486	2,386,417
Present value impact on discounting of settlement liability	22a	—	(1,252,663)
		7,364,180	6,119,622

Loss before income taxes		(16,548,342)	(11,278,649)

Income tax	15	—	—
Net loss		(16,548,342)	(11,278,649)

Revaluation gains on digital currency	13	(689,715)	(240,678)
Loss on translation of foreign operations		3,114,916	2,732,279
		2,425,201	2,491,601

Total comprehensive loss		(18,973,543)	(13,770,250)

Loss per share
Basic	16	(0.04)	(0.04)
Diluted	16	(0.04)	(0.04)

The accompanying notes form an integral part of these consolidated financial statements	Page 6 of 53

Consolidated statements of financial position	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
As at	September 30, 2025 and 2024

	Note	2025	2024
		$	$

ASSETS
Non-current
Property, plant and equipment	19	28,556,661	17,139,612
Construction in progress	17,19	3,377,689	5,100,145
Right-of-use assets	20	—	936,659
Restricted cash	22(c)	2,000,000	—
Prepaids and deposits, non-current portion		1,590,551	1,513,680
		35,524,901	24,690,096
Current
Indirect taxes recoverable	18	534,992	402,312
Prepaids and deposits		72,035	70,757
Accounts receivable	23	380,093	1,509,325
Digital currency	13	753,211	2,490,936
Cash held in trust		2,973,500	52,620
Cash and cash equivalents		2,501,986	634,606
		7,215,817	5,160,556

TOTAL ASSETS		42,740,718	29,850,652

EQUITY AND LIABILITIES
Equity
Share capital	24	101,014,316	81,662,446
Contributed surplus		6,840,775	8,193,421
Debenture reserve	22(c)	54,733	54,733
Accumulated other comprehensive loss		(13,479,285)	(11,054,084)
Accumulated losses		(81,579,828)	(65,031,486)
Total equity		12,850,711	13,825,030

Non-current liabilities
Settlement liability, non-current portion	22(a)	1,641,501	3,038,387
Loans payable, non-current portion	22(c)	14,682,013	—
Lease liability, non-current portion	22(b)	—	121,512
		16,323,514	3,159,899
Current liabilities
Accounts and other payables	21(a),22(a)	7,309,701	6,907,556
Contingent consideration payable	14	1,760,547	1,760,547
Settlement liability, current portion	22(a)	1,222,364	770,630
Loans payable, current portion	22(c)	1,554,867	—
Lease liability, current portion	22(b)	—	1,996,027
Related party advances	21(a)	150,794	66,950
Convertible debentures	21(c)	1,568,220	1,364,013
		13,566,493	12,865,723

Total liabilities		29,890,007	16,025,622

TOTAL EQUITY AND LIABILITIES		42,740,718	29,850,652

GOING CONCERN	3(b)
CONTINGENT LIABILITIES	25
SUBSEQUENT EVENTS	28

APPROVED ON BEHALF OF THE BOARD

Mohammed Salah S. Bakhashwain

The accompanying notes form an integral part of these consolidated financial statements	Page 7 of 53

Consolidated statements of changes in shareholder’s equity	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
For the years ended	September 30, 2025 and 2024

	Note	Share capital	Contributed surplus	Debenture reserve	Accumulated other comp- rehensive loss	Accumulated losses	Total equity
		$	$	$	$	$	$

Balance at September 30, 2023		76,931,052	7,845,594	54,733	(8,562,483)	(53,752,837)	22,516,059

Share based expenses	12, 21(a)	—	4,879,221	—	—	—	4,879,221
Exercised RSUs	12,24	4,531,394	(4,531,394)	—	—	—	—
Shares issued in settlement	24(a)	200,000	—	—	—	—	200,000
Total comprehensive loss for the year		—	—	—	(2,491,601)	(11,278,649)	(13,770,250)
Balance, at September 30, 2024		81,662,446	8,193,421	54,733	(11,054,084)	(65,031,486)	13,825,030

Share based expenses	12, 21(a)	—	10,200,000	—	—	—	10,200,000
Subscriptions	24(a)	7,511,700	—	—	—	—	7,511,700
Exercised RSUs	12, 24	10,857,491	(10,857,491)	—	—	—	—
Exercised options	24(c)	794,334	(695,155)	—	—	—	99,179
Issuance of advisory shares	24(b)	150,000	—	—	—	—	150,000
Shares issued in settlement	24(b)	38,345	—	—	—	—	38,345
Total comprehensive loss for the year		—	—	—	(2,425,201)	(16,548,342)	(18,973,543)
Balance, at September 30, 2025		101,014,316	6,840,775	54,733	(13,479,285)	(81,579,828)	12,850,711

The accompanying notes form an integral part of these consolidated financial statements	Page 8 of 53

Consolidated statements of cash flows	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
For the years ended	September 30, 2025 and 2024

	2025	2024
	$	$
CASH FROM (USED IN) OPERATING ACTIVITIES
Net loss for the year	(16,548,342)	(11,278,649)
Adjustment for non-cash items:
Share-based expenses	10,200,000	4,879,221
Depreciation of property, plant and equipment	11,470,759	11,602,852
Amortization of right-of-use assets	272,469	969,228
Shares issued for services rendered	150,000	—
Shares issued in settlement	38,345	—
Loss on settlement of accounts receivable	—	134,977
Provision for contract settlement	(613,486)	2,386,417
Interest on settlement liability	533,638	—
Interest on lease liability	72,172	337,213
Interest on convertible debt	204,207	183,157
Cancellation of lease liability	(1,495,349)	91,224
Present value impact on discounting settlement liability	—	(1,252,663)
Amortization of discount on loan payable	45,937	—
Operating cash flow before changes in non-cash working capital	4,330,350	8,052,977

Adjustment for non-cash working capital:
Indirect taxes recoverable	(132,680)	(107,574)
Prepaids and deposits	(78,149)	46,482
Accounts receivable	1,742,718	(189,024)
Digital currencies	(25,231,335)	(15,576,697)
Accounts and other payables	402,145	—
Settlement liability, current portion	(1,843,020)	3,380,338
	(20,809,971)	(4,393,498)

CASH (USED IN) FROM INVESTING ACTIVITIES
Purchase of property, plant, and equipment	(25,319,847)	(8,161,743)
Proceeds on sale of digital assets	27,658,775	13,416,797
Restricted cash held in trust	(2,000,000)	—
	338,928	5,255,054

CASH FROM (USED IN) FINANCING ACTIVITIES
Issuance of common shares	7,511,700	—
Exercise of stock options	99,179	—
Loan proceeds received, net	16,190,943	—
Advance (repayment) of related party balances	83,844	(50,000)
Repayment of lease liabilities	(30,172)	(685,738)
	23,855,494	(735,738)

Net change in cash and cash equivalents	3,384,451	125,818

Cash and cash equivalents, beginning of year	634,606	1,315,707
Cash held in trust, beginning of year	52,620	—
Effects of exchange rate changes on cash and cash equivalents	1,403,809	(754,299)
	5,475,486	687,226
Cash and cash equivalents, end of year	2,501,986	634,606
Cash held in trust, end of year	2,973,500	52,620

Supplementary information
Interest paid	898,829	362
Non-cash settlements	—	2,386,417
Shares issued for services	150,000	—
Shares issued as part of settlement	38,345	200,000
Acquisition of equipment as part of settlement	678,000	119,000
Bitcoin loan proceeds	917,075	—
Bitcoin loan repayment	1,254,048	—
RSUs exercised	10,857,491	4,531,394

The accompanying notes form an integral part of these consolidated financial statements	Page 9 of 53

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars,	BLOCKCHAIN INC.
unless otherwise noted)	September 30, 2025 and 2024

1.	GENERAL INFORMATION

Bitzero Blockchain Inc. (the "Company" or "Bitzero"), was incorporated under the laws of the Province of British Columbia on April 16, 2021. The Company’s registered office is located at 925- 1000 Cathedral Place, West Georgia Street, Vancouver, British Columbia V6C 3L2 Canada.

Bitzero has cryptocurrency mining activities in Norway, solely focused on the mining of Bitcoin. The business of Bitcoin mining focuses on the utilization of specialized equipment to solve complex computational problems to validate transactions on the Bitcoin blockchain and receiving Bitcoin in return for successful services.

These mining activities are conducted by Exanorth AS (“Exanorth”), a Norwegian limited liability entity that is a wholly owned subsidiary of Bitzero Blockchain Inc., which holds a data center in Norway (the “Data Center”) for the provision of data processing services for the mining of digital currency.

2.	ADOPTION OF NEW AND REVISED STANDARDS

(a)	New and revised IFRS Accounting Standards in issue but not yet effective

At the date of authorisation of these consolidated financial statements, the Company has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective for the Company’s consolidated financial statements for the periods presented:

IFRS 18: Presentation and Disclosure in Financial Statements

IFRS 18 is a comprehensive new standard on presentation and disclosure that will modify the structure and content of the primary consolidated financial statements and related notes. It is expected to affect presentation and disaggregation, including new defined subtotals in the statement of profit or loss.

Application for IFRS 18 is required for annual reporting periods beginning on or after January 1, 2027. The Company does not intend to early apply IFRS 18 and plans to apply it starting on October 1, 2027.

The Company is in the process of reviewing the impact of IFRS 18 on its consolidated financial statements in future periods.

3.	BASIS OF PREPARATION

(a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), including as issued by the International Accounting Standards Board (“IASB”). IFRS includes both the International Financial Reporting Standards and the International Accounting Standards (“IAS”). The accounting policies set out below have been applied consistently to both years.

These consolidated financial statements, including their comparative figures, were approved and authorized for issue by the Board of Directors on January 28, 2026.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars,	BLOCKCHAIN INC.
unless otherwise noted)	September 30, 2025 and 2024

3.	BASIS OF PREPARATION (CONT’D)

(a)	Statement of compliance (cont’d)

These consolidated financial statements have been prepared on an accrual basis and are based on historical cost basis except for a certain financial instrument which is measured at fair value, as explained in the accounting policy information below. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

(b)	Going concern

The directors have, at the time of approving the consolidated financial statements, a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis of accounting in preparing the consolidated financial statements.

As at September 30, 2025, the Company had an accumulated deficit of $81,579,828 (2024 – $65,031,486) and has a working capital deficiency of $6,350,676 (2024 – $7,705,167). Whether and when the Company can generate sufficient cash flows to pay for its expenditures and settle its obligations as they fall due is uncertain.

To address the going concern risk, the Company continues to seek equity financing alternatives to support ongoing operations, monitor general and administrative expenses compared to budget, and optimize its operating processes. Further details regarding subsequent equity raises are provided in Note 28.

(c)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and subsidiaries. Subsidiaries are entities controlled by the Company. The financial transactions of subsidiaries are included in the consolidated financial statements from the date control is obtained. Control occurs when the Company is exposed to, or has the right to, variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee.

Intercompany balances, transactions, income, and expense are eliminated and gains or losses on intercompany transactions are eliminated. Where the Company does not own 100% of the subsidiary or associate, non-controlling interest is classified as a component of equity.

The accounting policies of subsidiaries are the same as those of the Company.

Subsidiary	Ownership at 30-Sep-25	Ownership at 30-Sep-24	Country of incorporation
Exanorth AS	100%	100%	Norway
Bitzero Inc.	100%	100%	Barbados
Bitzero ND I	100%	100%	United States
Bitzero ND II	100%	100%	United States
Zetanorth AS	100%	0%	Norway
Bitzero Finland Oy	100%	0%	Finland

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars,	BLOCKCHAIN INC.
unless otherwise noted)	September 30, 2025 and 2024

3.	BASIS OF PREPARATION (CONT’D)

(d)	Presentation and functional currency

These consolidated financial statements are presented in United States Dollars (“$”), which is the Company's functional currency. Foreign operations are included in accordance with the policies set out in Note 4. The functional currency of all subsidiaries is the United States Dollar except for Exanorth and Zetanorth AS, whose functional currency is the Norwegian Krone ("kr") and Bitzero Finland Oy, whose functional currency is the Euro (“€”).

4.	MATERIAL ACCOUNTING POLICY INFORMATION

(a)	Revenue recognition

Revenue is recorded at an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring goods or services to a customer.

The principles in IFRS 15 are applied using the following five steps:

●	Identify the contract(s) with a customer

●	Identify the performance obligation in the contract

●	Determine the transaction price

●	Allocate the transaction price to the performance obligations in the contract

●	Recognize revenue when (or as) the entity satisfies a performance obligation

The Company has concluded that the recognition and measurement of the sale of products in all contracts is consistent with the current revenue recognition practice and therefore does not expect any transitional adjustment.

The Company may participate in third-party mining pools. Rewards are determined based on the pool’s payout methodology (e.g., PPS/FPPS/Proportional) by reference to the Company’s contributed hash rate. Settlements are typically made periodically after network confirmation. Pool operator fees are presented gross in revenue with fees recorded in direct costs on account of the Company acting as a principal in the transaction.

Consideration for validating transactions may comprise a block reward and transaction fees. Where the pool separately identifies transaction fees and block rewards, the Company records such fees within mining revenue and presents them separately when material.

Where the payout is provided as a blended amount and a reliable separation is impracticable or the cost would be excessive, the Company records the total as mining revenue and describes the basis for presentation.

Obligations requiring delivery of Bitcoin with no net cash settlement are not classified as financial instruments. According to IAS 8, any Bitcoin held is treated as an intangible asset if it meets the definition of an identifiable non-monetary asset without physical substance.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars,	BLOCKCHAIN INC.
unless otherwise noted)	September 30, 2025 and 2024

4.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

(a)	Revenue recognition (cont’d)

Mining revenue

The Company recognizes revenue from the provision of transaction confirmation services for digital currency blockchains, commonly termed “digital asset mining” or “cryptocurrency mining”. As consideration for these services, the Company receives digital currency from each specific blockchain in which it participates (“coins”). Revenue is measured based on the fair value of the coins received. The fair value is determined using the spot price of the coin on the date of mining, based on the daily average from CoinMarket Cap (www.coinmarketcap.com) for Bitcoin. A coin is considered earned on the completion and addition of a block to the blockchain, at which time the economic benefit is received and can be reliably measured.

Hosting revenue

The Company hosts and provides energized space and operating and maintenance services to third-party mining companies who locate their mining hardware at its data centers. The Company accounts for these agreements as a single performance obligation for services being delivered in a series with delivery being measured by monthly hosting fees of the mining hardware. As such, the Company recognizes revenue over the life of the contract as its series of distinct services are performed over the term of the contracts with its customers. The Company has determined that the contracts do not contain a significant financing component because the expected length of time between the transfer of services and receipt of consideration is less than one year, which are typically one month or less.

For certain contracts, the Company may also be entitled to a monthly non-cash profit-sharing fee, which is primarily based on the actual amount of Bitcoin mined by the customer’s hosted mining equipment during the month. The rate of profit sharing is determined at inception of the contract with subsequent amendments, as applicable, and non-cash consideration is generally paid in Bitcoin. Non-cash consideration is measured at fair value at contract inception with changes in fair value attributable to reasons other than the form of consideration (other than price of Bitcoin) measured as variable consideration (subject to the constraint on variable consideration) and recognized as hosting services are performed. This amount is recognized in revenue as services are performed.

Changes in fair value of the non-cash consideration related for reasons other than changes in form are recognized at the end of each month as the related uncertainly is resolved and amount becomes known.

(b)	Digital assets

The Company accounts for its digital currencies on hand at the end of a reporting period, if any, under IAS 38, Intangible Assets, as an intangible asset with an indefinite useful life initially measured at cost, deemed to be the fair value upon receipt, and subsequently measured under the revaluation model.

Under the revaluation model, increases in the digital currencies’ carrying amount is recognized in other comprehensive income and under accumulated other comprehensive income/ (loss) in equity, while decreases are recorded in the consolidated statements of income or loss and comprehensive income or loss.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars,	BLOCKCHAIN INC.
unless otherwise noted)	September 30, 2025 and 2024

4.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

(b)	Digital assets (cont’d)

However, increases are recognized in profit or loss to the extent that it reverses a revaluation decrease of digital currencies previously recognized in profit or loss. There is no recycling of gains from other comprehensive income or loss in the consolidated statements of income or loss and comprehensive income or loss, except to the extent that an increase in fair value reverses a previous decrease in fair value that has been recorded in the consolidated statements of income or loss and comprehensive income or loss, that increase is recorded in the consolidated statements of income or loss and comprehensive income or loss. The fair value of digital currencies on hand at the end of the reporting period is calculated as the quantity of digital currencies on hand multiplied by the price quoted on CoinMarket Cap as at the reporting date.

Any difference between the fair value of the digital currencies recorded upon receipt from mining activities, purchases or profit-sharing arrangements and the actual realized price upon disposal are recorded as gain or loss on sale of digital currencies.

The Company has continued to classify digital currencies on hand at the end of the year as current assets as management has determined that cryptocurrency markets have sufficient liquidity to allow conversion within the Company’s normal operating cycle.

(c)	Leases

The Company assesses whether a contract is, or contains, a lease, at inception of the contract. The Company recognises a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones).

For these leases, the Company recognises the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate.

The incremental borrowing rate depends on the term, currency and start date of the lease and is determined based on a series of inputs including: the risk-free rate based on government bond rates; a country-specific risk adjustment; a credit risk adjustment based on bond yields; and an entity-specific adjustment when the risk profile of the entity that enters into the lease is different to that of the Company and the lease does not benefit from a guarantee from the Company.

Lease payments included in the measurement of the lease liability comprise (i) Fixed lease payments (including in-substance fixed payments), less any lease incentives receivable (ii) Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date (iii) The amount expected to be payable by the lessee under residual value guarantees (iv) The exercise price of purchase options, if the lessee is reasonably certain to exercise the options, and (vi) Payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars,	BLOCKCHAIN INC.
unless otherwise noted)	September 30, 2025 and 2024

4.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

(c)	Leases (cont’d)

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The Company remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever: (i) The lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate (ii) The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used), and (iii) A lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

The Company did not make any such adjustments during the periods presented.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated amortization and impairment losses.

Right-of-use assets are amortized over the shorter period of lease term and useful life of the right-of-use asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Company expects to exercise a purchase option, the related right-of-use asset is amortized over the useful life of the underlying asset. The amortization starts at the commencement date of the lease.

The Company applies IAS 36 Impairment of Assets to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in Policy (h) below which is Impairment of non-financial assets.

For contracts that contain a lease component and one or more additional lease or non-lease components, the Company allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

(d)	Foreign currencies

Transactions undertaken in foreign currencies are translated into US dollars at daily exchange rates prevailing when the transactions occur. Monetary assets and liabilities denominated in foreign currencies are translated at period-end exchange rates and non-monetary items are translated at historical exchange rates.

Realized and unrealized exchange gains and losses are recognized in the consolidated statements of comprehensive income or loss.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars,	BLOCKCHAIN INC.
unless otherwise noted)	September 30, 2025 and 2024

4.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

(d)	Foreign currencies (cont’d)

The assets and liabilities of foreign operations are translated into US dollars using the period-end exchange rates. Income, expenses, and cash flows of foreign operations are translated into US dollars using average exchange rates. Exchange differences resulting from the translation of foreign operations into US dollars are recognized in other comprehensive income or loss and accumulated in equity.

(e)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. All other borrowing costs are recognised in the consolidated statement of loss and comprehensive loss in the period in which they are incurred.

No borrowing costs were capitalized for the years ended September 30, 2025 and 2024.

(f)	Taxation

The income tax expense represents the sum of current and deferred income tax expense.

Current tax

The tax currently payable is based on taxable profit for the year.

Taxable profit differs from net profit as reported in the consolidated statement of loss and comprehensive loss because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

A provision is recognised for those matters for which the tax determination is uncertain but it is considered probable that there will be a future outflow of funds to a tax authority. The provisions are measured at the best estimate of the amount expected to become payable.

The assessment is based on the judgement of tax professionals within the parent company supported by previous experience in respect of such activities and in certain cases based on specialist independent tax advice.

Deferred tax

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars,	BLOCKCHAIN INC.
unless otherwise noted)	September 30, 2025 and 2024

4.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

(f)	Taxation (cont’d)

Deferred tax (cont’d)

Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, a deferred tax liability is not recognised if the temporary difference arises from the initial recognition of goodwill.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised based on tax laws and rates that have been enacted or substantively enacted at the reporting date.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Current tax and deferred tax for the year

Current and deferred tax are recognised in the consolidated statement of loss and comprehensive loss, except when they relate to items that are recognised in other comprehensive income or directly in equity, in which case the current and deferred tax are also recognised in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

(g)	Property, plant and equipment

Property, plant and equipment is carried at cost, less accumulated depreciation and accumulated impairment, if any. Cost includes professional fees and, for qualifying assets, borrowing costs capitalised in accordance with the Company’s accounting policy.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars,	BLOCKCHAIN INC.
unless otherwise noted)	September 30, 2025 and 2024

4.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

(g)	Property, plant and equipment (cont’d)

Construction in progress consists of buildings, utilities, and other infrastructure which is in the process of being constructed for use in continuing operations. Depreciation of construction in progress does not commence until the assets are ready for their intended use.

Depreciation of these assets, determined on the same basis as other property assets, commences when the assets are ready for their intended use.

Freehold land is not depreciated.

Depreciation is recognised so as to write off the cost or valuation of assets (other than freehold land and properties under construction) less their residual values over their useful lives, using the straight-line method, on the following bases:

Buildings	25 years
Private utilities	25 years
Technology infrastructure	3-5 years
Mining equipment	3 years

The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the consolidated statement of loss and comprehensive loss.

(h)	Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets, including property and equipment, to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs of disposal and value in use.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars,	BLOCKCHAIN INC.
unless otherwise noted)	September 30, 2025 and 2024

4.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

(h)	Impairment of non-financial assets (cont’d)

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in the consolidated statement of loss and comprehensive loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease and to the extent that the impairment loss is greater than the related revaluation surplus, the excess impairment loss is recognised in the consolidated statement of loss and comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years.

A reversal of an impairment loss is recognised immediately in the consolidated statement of loss and comprehensive loss to the extent that it eliminates the impairment loss which has been recognised for the asset in prior years. Any increase in excess of this amount is treated as a revaluation increase.

(i)	Cash and cash equivalents

Cash equivalents are short-term (generally with original maturity of three months or less), highly liquid investments that are readily convertible to a known amount of cash and which are subject to an insignificant risk of changes in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

For the purposes of the consolidated statement of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts which are repayable on demand and form an integral part of the Company’s cash management.

(j)	Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net identifiable assets of the acquired entity at the date of acquisition. Goodwill is initially recognized at cost and subsequently measured at cost less accumulated impairment losses, if any. Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate a potential impairment. Impairment losses on goodwill are recognized in the consolidated statement of loss and comprehensive loss and are not reversed in subsequent periods.

(k)	Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition-date fair value, and the amount of any non-controlling interest in the acquiree. Identifiable assets acquired and liabilities assumed are measured at their acquisition-date fair values.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars,	BLOCKCHAIN INC.
unless otherwise noted)	September 30, 2025 and 2024

4.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

(k)	Business combinations (cont’d)

Goodwill is recognized as described in the goodwill policy. If the Company's interest in the fair value of the net assets acquired exceeds the cost of the business combination, the excess is recognized as a gain on acquisition.

In accordance with IFRS 3, an acquired group qualifies as a business if it includes inputs and substantial processes capable of producing outputs. In order to determine whether an acquisition is deemed to be a business combination, the Company conducts a concentration as to whether acquiree comprises operational infrastructure, personnel, contracts and operational processes beyond single assets. Expenses such as legal, due diligence, advisory and share issuance costs are expensed as incurred and not included in the cost of the business combination.

(l)	Share-based expense

The Company provides benefits to employees and directors in the form of share-based expense, whereby employees render services as consideration for equity instruments. The fair value of the equity-settled share-based payments is determined at the grant date using Black-Scholes pricing model and recognized as an expense over the vesting period with a corresponding increase in equity.

The fair value is measured considering the terms and conditions upon which the equity instruments were granted. At each reporting date, the Company revises its estimates of the number of equity instruments expected to vest and adjusts the amount recognized as an expense accordingly.

When vested options are forfeited or not exercised at the expiry date, the amount previously recognized as stock-based compensation expense is transferred to accumulated losses.

(m)	Other comprehensive income

Total comprehensive income (loss) comprises all components of profit or loss and other comprehensive income (loss). Other comprehensive income (loss) includes gains and losses from translating the financial statements of an entity whose functional currency differs from the presentation currency and gains from revaluation of digital currencies.

(n)	Earnings or loss per share

Basic earnings or loss per share (EPS or LPS) is calculated by dividing the net profit or loss attributable to equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings or loss per share adjusts the figures used in the determination of basic EPS or LPS to take into account the effect of potential dilutive ordinary shares, such as share options granted to employees. The calculation of diluted EPS or LPS assumes that the proceeds from the exercise of options would be used to purchase ordinary shares at the average market price during the period.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars,	BLOCKCHAIN INC.
unless otherwise noted)	September 30, 2025 and 2024

4.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

(o)	Financial instruments

Financial assets and financial liabilities are recognised in the Company’s consolidated statement of financial position when the Company becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value, except for accounts receivable that do not have a significant financing component which are measured at the transaction price.

Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.

Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in the consolidated statement of loss and comprehensive loss.

Financial assets

All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis.

All recognised financial assets are measured subsequently in their entirety at either amortised cost or fair value, depending on the classification of the financial assets.

Classification of financial assets

Debt instruments that meet the following conditions are measured subsequently at amortised cost: (i) The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and (ii) The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Debt instruments that meet the following conditions are measured subsequently at fair value through other comprehensive income (FVTOCI): (i) The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets, and (ii) The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

By default, all other financial assets are measured subsequently at fair value through profit or loss (FVTPL).

Amortised cost and effective interest method

The effective interest method is a method of calculating the amortised cost of a debt instrument and of allocating interest income over the relevant period.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars,	BLOCKCHAIN INC.
unless otherwise noted)	September 30, 2025 and 2024

4.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

(o)	Financial instruments (cont’d)

Amortised cost and effective interest method (cont’d)

The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) excluding expected credit losses, through the expected life of the debt instrument, or, where appropriate, a shorter period, to the gross carrying amount of the debt instrument on initial recognition.

The amortised cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortisation using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. The gross carrying amount of a financial asset is the amortised cost of a financial asset before adjusting for any loss allowance.

Financial assets at FVTPL

Financial assets that do not meet the criteria for being measured at amortised cost or FVTOCI are measured at FVTPL. The Company has not designated any debt instruments as at FVTPL.

Impairment of financial assets

The Company recognises a loss allowance for expected credit losses on financial assets based on a simplified approach after considering the expected cash-flow shortfall based on historical trends, forward looking information, macro-economic factors and loss matrix.

The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.

Write-off policy

The Company writes off a financial asset when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings, or in the case of accounts receivable, when the amounts are over two years past due, whichever occurs sooner.

Financial assets written off may still be subject to enforcement activities under the Company’s recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognised in the consolidated statement of loss and comprehensive loss.

Derecognition of financial assets

The Company derecognises a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

On derecognition of a financial asset measured at amortised cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognised in profit or loss.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars,	BLOCKCHAIN INC.
unless otherwise noted)	September 30, 2025 and 2024

4.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

(o)	Financial instruments (cont’d)

Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Compound instruments

The component parts of convertible loan notes issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the parent company’s own equity instruments is an equity instrument.

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible instrument. This amount is recorded as a liability on an amortised cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date.

The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognised and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case the balance recognised in equity will be transferred to share premium.

Where the conversion option remains unexercised at the maturity date of the convertible loan note, the balance recognised in equity will be transferred to retained earnings. No gain or loss is recognised in profit or loss upon conversion or expiration of the conversion option.

Transaction costs that relate to the issue of the convertible loan notes are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognised directly in equity.

Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortised over the lives of the convertible loan notes using the effective interest method.

Financial liabilities at FVTPL

All financial liabilities are measured subsequently at amortised cost using the effective interest method or at FVTPL.

Financial liabilities measured subsequently at amortised cost

Financial liabilities that are not (i) contingent consideration of an acquirer in a business combination, (ii) held-for trading, or (iii) designated as at FVTPL, are measured subsequently at amortised cost using the effective interest method.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars,	BLOCKCHAIN INC.
unless otherwise noted)	September 30, 2025 and 2024

4.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

(o)	Financial instruments (cont’d)

Financial liabilities measured subsequently at amortised cost (cont’d)

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortised cost of a financial liability.

Derecognition of financial liabilities

The Company derecognises financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in the consolidated statement of loss and comprehensive loss.

Financial instruments categorization

The Company has classified its financial instruments as follows:

Instrument	Classification / measurement	Fair value hierarchy

Assets
Restricted cash	Amortized cost	N/A
Accounts receivable	Amortized cost	N/A
Cash held in trust	Amortized cost	N/A
Cash and cash equivalents	Amortized cost	N/A

Liabilities
Accounts and other payables	Amortized cost	N/A
Settlement liability	Amortized cost	N/A
Contingent consideration payable	FVTPL	Level 3
Lease liability	Amortized cost	N/A
Related party advances	Amortized cost	N/A
Loans payable	Amortized cost	N/A
Convertible debentures	Amortized cost	N/A

(p)	Provisions

Provisions are recognised when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars,	BLOCKCHAIN INC.
unless otherwise noted)	September 30, 2025 and 2024

4.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

(p)	Provisions (cont’d)

Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognised as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

(q)	Convertible debentures

Convertible debentures are financial instruments which are accounted for separately dependent on the nature of their components: a financial liability and an equity instrument and are considered compound financial instruments. The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component, which consists of the conversion feature related to the convertible debentures is recognized as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component.

Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest rate method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition. Upon conversion, the liability component and conversion feature are reclassified to share capital.

5.	CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTY

In applying the Company’s accounting policies, which are described in Note 4, the Company is required to make judgements (other than those involving estimations) that have a significant impact on the amounts recognised and to make estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the critical judgements, including those involving estimations, that the directors have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognised in the consolidated financial statements.

(a)	Income taxes

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars,	BLOCKCHAIN INC.
unless otherwise noted)	September 30, 2025 and 2024

5.	CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTY (CONT’D)

(a)	Income taxes (cont’d)

The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities.

Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

(b)	Digital assets

There is currently no specific definitive guidance in IFRS or alternative accounting frameworks for the accounting for the mining of digital assets and subsequent measurement of the digital assets held. Management has exercised significant judgment in determining appropriate accounting treatment. Management has determined that revenues should be recognized as the fair value of digital assets received in exchange for mining services on the date that digital assets are received and subsequently measured as an intangible asset.

In the event authoritative guidance is enacted by the IASB, the Company may be required to change its policies which could result in a change in the Company’s financial position and earnings.

(c)	Revenues from mining of digital assets

The Company enters into contracts with mining pools and has undertaken the performance obligation of providing computing power to the mining pool in exchange for non-cash consideration in the form of digital assets. Revenue is recognized upon receipt of digital currency in exchange for its mining activities at the fair market value of the digital currency received.

Management considers the prices quoted on a digital currency exchange to be a level 2 input under IFRS 13 Fair Value Measurement. Any difference between the fair value of digital assets recorded upon receipt from mining activities and the actual realized price upon disposal are recorded as a gain or loss on disposition of digital assets.

(d)	Going concern

The Company has made significant judgments about the Company's ability to continue as a going concern. These judgments involve considering the Company’s cash flow forecasts, financial position, market conditions, and the availability of financing. Given the volatile nature of the cryptocurrency market and the reliance on both mining and hosting revenues, management regularly assesses the Company’s liquidity and capital resources to ensure it can meet its obligations as they fall due. If future cash flows were to differ significantly from those estimates, this could have a material impact on the Company’s ability to continue as a going concern.

(e)	Valuation of right of use assets and liabilities

The valuation of right-of-use (ROU) assets and corresponding lease liabilities involves significant estimates, particularly in determining the lease term and the discount rate used to present value future lease payments.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars,	BLOCKCHAIN INC.
unless otherwise noted)	September 30, 2025 and 2024

5.	CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTY (CONT’D)

(e)	Valuation of right of use assets and liabilities (cont’d)

Management’s judgment is required in evaluating whether options to extend or terminate leases are reasonably certain to be exercised, which affects the measurement of lease liabilities.

Additionally, in the absence of an implicit rate in the lease, the Company uses its incremental borrowing rate, which is determined based on the specific circumstances of the lease and the Company’s credit risk. Changes in these estimates could significantly impact the carrying amount of ROU assets and lease liabilities.

(f)	Valuation of share-based expenses

The valuation of share-based expenses requires significant judgment and estimation, particularly in determining the fair value of equity instruments granted to employees and directors. The Company uses an appropriate valuation model, such as the Black-Scholes or binomial option pricing model, which requires inputs such as the expected volatility of the Company’s share price, the expected life of the options, risk-free interest rates, and expected dividend yields. These inputs are subject to estimation uncertainty, and changes in any of these assumptions could have a material impact on the amount of share-based expenses recognized.

(g)	Impairment of non-financial assets

The Company assesses non-financial assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Determining whether an impairment has occurred requires management to estimate the recoverable amount of the assets, which is the higher of fair value less costs of disposal and value in use.

These calculations require significant judgment, particularly in estimating future cash flows, discount rates, and market conditions. Any changes in these estimates could result in material adjustments to the carrying amounts of non-financial assets.

(h)	Depreciation and useful lives of property, plant and equipment

Determining depreciation periods and residual values for property, plant and equipment requires judgment. Management assesses expected physical wear and tear, technical and commercial obsolescence, maintenance programmes, and industry practice. Residual values are estimated with reference to comparable secondary-market transactions and scrap values, where relevant. These estimates are reviewed at each reporting date. A change of one year in average useful life or a 5 % swing in estimated residual value is considered to have a materially affect on depreciation expense in a period under evaluation.

(i)	Expected credit losses and provisions

The Company estimates expected credit losses by applying professional judgement in assessing forward-looking information, including the probability of default, loss rates, and the status of customer relationships. Changes in these assumptions could materially affect the amounts recognized.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars,	BLOCKCHAIN INC.
unless otherwise noted)	September 30, 2025 and 2024

5.	CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTY (CONT’D)

(i)	Expected credit losses and provisions (cont’d)

Provisions are recognized when obligations from past events are probable and can be reliably measured. The measurement of provisions requires judgement in estimating the timing and amount of future outflows and, where relevant, the selection of discount rates. Given the inherent uncertainty, actual outflows may differ from the Company’s best estimate.

6.	OPERATING SEGMENTS

In measuring its performance, the Company does not distinguish or group its operations on a geographical or any other basis and accordingly has a single reportable operating segment. Management has applied judgment by aggregating its operating segments into one single reportable segment for disclosure purposes. Such judgment considers the nature of the operations and an expectation of operating segments within a reportable segment with similar long-term economic characteristics.

The Company's Chief Executive Officer is the chief operating decision-maker and regularly reviews the Company’s operations and performance on an aggregate basis. The Company does not have any significant customers or any significant groups of customers.

For the fiscal years ended September 30, 2025 and 2024, the Company presents one reportable operating segment as the entirety of the Company’s non-current assets are domiciled in Norway and the entirety of the Company’s revenue is generated from its operations in Norway.

While non-operating liabilities and equity financing activities are primarily located in North America, this geographic distinction does not alter the conclusion that the Company has a single reportable segment.

7.	REVENUE

The Company derives its revenue from contracts with customers for the transfer of services. The provision of digital asset mining services are recognized over time.

The Company’s hosting revenue is exclusively derived from two customers in 2024 (2025 – nil). The reliance on these two customers for all hosting revenue creates a concentration risk. Any material change in the business relationship with these customers, including a significant reduction or loss of revenue, could have a material adverse effect on the Company’s operating results and cash flows.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars,	BLOCKCHAIN INC.
unless otherwise noted)	September 30, 2025 and 2024

8.	DIRECT COSTS

	2025	2024
	$	$

Utilities	12,596,035	10,885,041
Depreciation of property, plant and equipment	11,470,759	11,602,852
Remote monitoring and support services	406,596	625,339
Salaries and wages	363,767	186,094
Amortization of right-of-use assets	272,469	969,228
Small equipment rental	79,549	117,238
Mining operations	—	1,878
	25,189,175	24,387,670

9.	ADMINISTRATIVE EXPENSES

	Note	2025	2024
		$	$

Legal fees		2,346,566	1,525,893
Consulting fees		1,864,860	223,481
Professional fees		425,396	751,345
Occupancy costs		262,008	40,115
Travel		196,054	111,679
Subcontracts		85,614	84,674
Insurance		79,558	77,244
Office and general		55,101	17,605
Settlements and penalties	22(b),24	(27,283)	(22,243)
		5,287,874	2,809,793

10.	FINANCE COSTS

	Note	2025	2024
		$	$

Interest on loans and other payables	13,21,22	1,682,742	186,757
Bank charges		11,375	12,272
Interest on lease liabilities		72,172	337,213
Finance income		(5,645)	(9,584)
		1,760,644	526,658

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars,	BLOCKCHAIN INC.
unless otherwise noted)	September 30, 2025 and 2024

11.	MARKETING EXPENSES

	2025	2024
	$	$

Marketing and promotion	1,490,471	—
Advertising	255,946	25,751
Public relations	94,941	—
Other	801	20,436
	1,842,159	46,187

12.	SHARE-BASED EXPENSES

	Note	2025	2024
		$	$

Restricted stock units issued	(a)	10,200,000	4,137,434
Stock options issued	24(c)	—	741,787
		10,200,000	4,879,221

(a)	Restricted stock units

The 2022 Restricted Share Unit Plan (the “RSU Plan”) allows the Company to award restricted share units to officers, employees, directors and consultants of the Company upon such conditions as the Board may establish, including the attainment of performance goals recommended by the Company’s compensation committee.

The purchase price for common shares of the Company issuable under each Restricted Share Unit (“RSU”) award, if any, shall be established by the Board at its discretion. Common shares issued pursuant to any RSU award may be made subject to vesting conditions based upon the satisfaction of service requirements, conditions, restrictions, time periods or performance goals established by the Board.

The RSUs are recognized as share-based compensation expense over the vesting period which is the lesser of: (i) the occurrence of one of the pre-defined liquidity events in the RSU notice, and (ii) 5 years after the grant date.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars,	BLOCKCHAIN INC.
unless otherwise noted)	September 30, 2025 and 2024

12.	SHARE-BASED EXPENSES (CONT’D)

(a)	Restricted stock units (cont’d)

A continuity of RSUs is as follows:

	RSUs Granted	RSUs Vested	Amount
	#	#	$

September 30, 2023	7,000,000	7,000,000	6,432,493
Issued	49,975,200	—	10,941,233
Vested	—	27,950,333	—
Exercised	(22,379,100)	(22,379,100)	(4,531,394)
September 30, 2024	34,596,100	12,571,233	12,842,332
Issued	67,880,000	—	15,270,160
Vested	—	51,000,000	—
Exercised	(54,000,000)	(54,000,000)	(10,857,491)
September 30, 2025	48,476,100	9,571,233	17,255,001

During the year ended September 30, 2025, share-based compensation expense for the Company’s RSUs was $10,200,000 (2024 - $4,531,394). The fair value of each share-based payment transactions was estimated on the date of the grant, based on the present value of the underlying equity, with the following weighted-average assumptions:

	Apr 30, 2024	Jun 3, 2024	Jan 31, 2025

Estimated stock price at time of grant	$0.26	$0.26	$0.20
Number of periods to exercise, in years	5.00	5.00	0.67
Compounded risk-free rate	3.92%	3.59%	2.69%
Dividend yield	0.00%	0.00%	0.00%
Exercise price	$—	$—	$—
Volatility	115%	115%	115%
Discount for lack of marketability	16.00%	16.00%	12.17%

	Feb 10, 2025	Jun 29, 2025	Sep 9, 2025

Estimated stock price at time of grant	$0.20	$0.20	$0.40
Number of periods to exercise, in years	—	—	—
Compounded risk-free rate	n/a	n/a	n/a
Dividend yield	0.00%	0.00%	0.00%
Exercise price	$—	$—	$—
Volatility	115%	115%	115%
Discount for lack of marketability	0.00%	0.00%	0.00%

As at September 30, 2025 a total of 9,571,233 (2024 – 12,571,233) RSUs had vested.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars,	BLOCKCHAIN INC.
unless otherwise noted)	September 30, 2025 and 2024

13.	DIGITAL CURRENCY

The Company holds digital currencies, consisting of Bitcoin cryptocurrency, which are accounted for as intangible assets with an indefinite useful life in accordance with IAS 38. The digital currencies are initially recognized at cost and subsequently measured at fair value.

The Company revalues its digital currencies at the end of each reporting period based on their fair value. The fair value is determined using the quoted price in an active market at the reporting date. Any revaluation gain or loss arising from changes in the fair value is recognized in the consolidated statements of loss and comprehensive loss.

The table below reconciles the opening and ending balances of digital assets in USD:

	Coins	Amount
	#	$

Balance, as at September 30, 2023	3.66	90,358

Cryptocurrency mined, net of pool mining fees	293.65	15,607,000
Sold	(259.30)	(13,416,797)
Other	—	(10,663)
Realized loss	—	(19,640)
Revaluation gain	—	240,678
Balance, as at September 30, 2024	38.01	2,490,936

Cryptocurrency mined, net of pool mining fees	256.76	24,895,690
Sold	(275.19)	(27,658,775)
Other[1]	(11.97)	(1,254,048)
Foreign exchange adjustment	—	(3,580)
Realized gain	—	1,593,273
Revaluation gain	—	689,715
Balance, as at September 30, 2025	7.61	753,211

1In December 2024, a lender paid $917,075 in the form of 9.21 BTC to a supplier on behalf of the Company. In June 2025, the Company repaid the lender $1,254,048 in the form of 11.97 BTC which included interest of $336,973.

14.	ACQUISITIONS

(a)	Exanorth AS

On August 6, 2021, the Company entered into an arrangement with a third party to acquire call options on the issued and outstanding shares of Exanorth AS, along with various rights to lease real estate property on which Exanorth AS conducted its operations, for aggregate consideration of $12,556,913. The Company used the Black-Scholes option pricing model to determine the fair value of the call options as follows: exercise prices of €15,504 to €65,804 (15,192 USD to 64,481 USD) per share; the expected volatility of its common shares was set at 20 to 42% using historical volatility of comparable public companies; the risk-free interest rate was set at -0.04 to 0.54% based on the yield available on government benchmark bonds; the expected life was set at 1.1577 to 1.1761 years; and the dividend yield was set at 0%.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars,	BLOCKCHAIN INC.
unless otherwise noted)	September 30, 2025 and 2024

14.	ACQUISITIONS (CONT’D)

(a)	Exanorth AS (cont’d)

Call options on 66% of Exanorth AS were exercised in conjunction with a Share Purchase Agreement and its subsequent amendments dated October 22, 2021 and included transfers of common shares of the Company, deferred cash consideration, settlement of pre-existing loans, and transaction costs, totaling $8,457,415 in aggregate fair market value.

The remaining 34% was acquired by way of execution of a call option on the remaining 102 shares in Exanorth AS on October 29, 2021 which required the Company to pay $2,547,160 prior to February 25, 2022. Considering the short amount of time before execution of the option and the payment of consideration, no discount was applied.

As part of consideration in the acquisition of the 34%, contingent consideration, dependent on future performance of the Company in the public market, was included and presented as a liability. As the contingent consideration would only result in additional cash consideration to be paid in such an event, management concluded that the acquisition of Exanorth AS had completed.

Its fair value was determined to be $1,552,338 based on a third-party valuation report along with management’s best estimate of the likelihood of occurrence of said future performance at the reporting date. The contingent consideration was revalued during 2023 to $1,760,547 resulting in a gain of $139,453.

As at September 30, 2025 (2024 – nil), there has been no further change to the fair value of the contingent consideration, as there have been no changes in the underlying circumstances affecting management’s previous estimate of fair value.

(b)	Bitzero Finland Oy

On January 23, 2025, the Company purchased 100 shares of Bitzero Finland Oy (formerly Ahold XVIII Oy), domiciled in Finland, representing 100% of issued share capital of the acquiree. The Company’s intent is to expand its operations into Finland at a later date.

15.	INCOME TAX

The Company has assessed its tax position as at September 30, 2025, and for the year then ended. Based on this assessment, the Company has determined that there is no income tax expense for the current reporting period.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars,	BLOCKCHAIN INC.
unless otherwise noted)	September 30, 2025 and 2024

15.	INCOME TAX (CONT’D)

The reconciliation of the Canadian statutory income tax rate to the effective tax rate is as follows:

	2025	2024
Net loss before income taxes	(16,548,342)	(11,278,649)
Statutory tax rate	26.5%	26.5%
Statutory income tax recovery	(4,385,311)	(2,988,842)
Non-deductible expenses	—	—
Non-taxable income	—	—
Tax loss carry forward	(4,385,311)	(2,988,842)
Non-recognition of income tax recovery on losses	4,385,311	2,988,842
Income tax expense	—	—

The Company performs its income tax reconciliation using the effective income tax rate of the parent, which is 26.5%. The Company’s operating subsidiary’s effective income tax rate is 22%. A continuity of losses at the parent level is as follows:

Year of losses	Year of expiry	Amount
		$
2021	2041	4,251,671
2022	2042	10,096,810
2023	2043	3,235,798
2024	2044	2,988,842
2025	2045	4,385,311
		24,958,432

The operating subsidiary has tax loss carry-forwards of kr 1,803,481 {$180,635} (2024 - kr 87,657,528 {$8,342,139}) which do not expire so long as the entity continues to operate within the same business as determined by the government authority.

The Company recognizes a valuation allowance in the full amount of the tax loss carry forward as at September 30, 2025 and 2024.

In accordance with IAS 12, Income Taxes, the Company recognizes deferred tax assets only when it is probable that sufficient taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits can be utilized. As of the reporting date, the Company concluded that such criteria were not met. Due to the uncertainty regarding the realization of deferred tax assets in future periods, the Company has not recognized any deferred tax assets in the consolidated financial statements.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars,	BLOCKCHAIN INC.
unless otherwise noted)	September 30, 2025 and 2024

16.	LOSS PER SHARE

	2025	2024
	$	$
Basic net loss per share
Numerator
Net loss attributable to shareholders	(16,548,342)	(11,278,649)
Denominator
Weighted-average common shares outstanding	385,710,597	312,661,317
Basic net loss per share attributable to shareholders	(0.04)	(0.04)
Diluted net loss per share attributable to shareholders	(0.04)	(0.04)

17.	CONSTRUCTION IN PROGRESS

Construction in progress consists of buildings, utilities and other infrastructure which is in the process of being constructed for use in continuing operations. As at and for the year ended September 30, 2025, these assets have not yet been deployed in the active business, and as such have not been amortized.

Refer to Note 19 for these details.

18.	INDIRECT TAXES RECOVERABLE

Indirect taxes recoverable consists of all accounts tracking value-added taxes payable and recoverable

	2025	2024
	$	$

VAT recoverable	227,282	301,188
GST/HST recoverable	322,550	106,571
Advance tax withholding	(14,840)	(5,447)
	534,992	402,312

The VAT recoverable was derived from the business operations of Exanorth. The GST/HST recoverable is derived from the portion of sales taxes paid by Bitzero Blockchain Inc. that are eligible for recovery in connection with its role as a management company providing services to the Company during the years ended September 30, 2025 and 2024.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars, unless otherwise noted)	BLOCKCHAIN INC.
September 30, 2025 and 2024

19.	PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Private utilities	Technology infrastructure	Mining Equipment	Sub-total	Construction- in-progress	Total
	$	$	$	$	$	$	$	$

COST
Balance, September 30, 2023	447,692	1,390,106	8,706,048	1,144,525	32,570,577	44,258,948	1,217,550	45,476,498
Additions (Note (a))	4,443	9,193	796,870	11,697	3,496,605	4,318,808	3,961,936	8,280,744
Translation adjustments and reclassifications	(135)	(280)	(24,268)	(356)	(106,485)	(131,524)	(79,341)	(210,865)
Balance, September 30, 2024	452,000	1,399,019	9,478,650	1,155,866	35,960,697	48,446,232	5,100,145	53,546,377
Additions	145,334	184,172	1,237,353	14,297	18,444,624	20,025,780	(1,360,740)	18,665,040
Translation adjustments	38,633	19,717	328,916	3,800	4,903,001	5,294,067	(361,716)	4,932,351
Balance, September 30, 2025	635,967	1,602,908	11,044,919	1,173,963	59,308,322	73,766,079	3,377,689	77,143,768

ACCUMULATED AMORTIZATION
Balance, September 30, 2023	—	428,588	606,995	48,893	16,192,418	17,276,894	—	17,276,894
Additions	—	146,765	727,183	77,085	10,651,819	11,602,852	—	11,602,852
Balance, September 30, 2024	—	575,353	1,334,178	125,978	26,844,237	28,879,746	—	28,879,746
Additions	—	74,205	654,719	71,893	10,669,942	11,470,759	—	11,470,759
Translation adjustments	—	15,733	138,814	15,243	2,262,249	2,432,039	—	2,432,039
Balance, September 30, 2025	—	665,291	2,127,711	213,114	39,776,428	42,782,544	—	42,782,544

ACCUMULATED IMPAIRMENT
Balance, September 30, 2023	—	60	217,698	7,835	2,201,281	2,426,874	—	2,426,874
Balance, September 30, 2024	—	60	217,698	7,835	2,201,281	2,426,874	—	2,426,874
Balance, September 30, 2025	—	60	217,698	7,835	2,201,281	2,426,874	—	2,426,874

NET BOOK VALUE
Balance, September 30, 2023	447,692	961,458	7,881,355	1,087,797	14,176,878	24,555,180	1,217,550	25,772,730
Balance, September 30, 2024	452,000	823,606	7,926,774	1,022,053	6,915,179	17,139,612	5,100,145	22,239,757
Balance, September 30, 2025	635,967	937,557	8,699,510	953,014	17,330,613	28,556,661	3,377,689	31,934,350

Note (a)	Included in the additions are miners and other assets amounting to $678,138 (2024 - $119,000) received from one of the customers as per the settlement agreement (Note 23).

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars,	BLOCKCHAIN INC.
unless otherwise noted)	September 30, 2025 and 2024

20.	RIGHT-OF-USE ASSETS

Exanorth AS previously held a right-of-use asset arises from a contract to lease equipment to be deployed and utilized at the data mining center. This right-of-use asset was depreciated using straight-line method from the commencement date of the lease to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term, which is 34 months. This lease was cancelled as part of the settlement agreement with the customer during the period ended September 30, 2025.

The Company's right-of-use assets also includes office leases entered into by Bitzero ND I, LLC and Bitzero ND II, LLC. These office leases are for the North Dakota office space locations which have been leased for a period of 60 months. The lease for Bitzero ND II, LLC was cancelled during the year ended September 30, 2024. The lease for Bitzero ND I LLC was cancelled during the year ended September 30, 2025, resulting in a loss of $113,089.

The following tables summarize the Company’s right-of-use assets:

2025	Opening balance	Additions (dispositions)	Closing balance
	$	$	$

COST
Transformer housing and container for Exanorth	2,485,297	(2,485,297)	—
Office space for ND I	289,133	(289,133)	—
Office space for ND II	—	—	—
	2,774,430	(2,774,430)	—

ACCUMULATED AMORTIZATION
Transformer housing and container for Exanorth	1,719,554	(1,719,554)	—
Office space for ND I	118,217	(118,217)	—
Office space for ND II	—	—	—
	1,837,771	(1,837,771)	—

NET BOOK VALUE
Transformer housing and container for Exanorth	765,743	(765,743)	—
Office space for ND I	170,916	(170,916)	—
Office space for ND II	—	—	—
	936,659	(936,659)	—

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars,	BLOCKCHAIN INC.
unless otherwise noted)	September 30, 2025 and 2024

20.	RIGHT-OF-USE ASSETS (CONT’D)

2024	Opening balance	Additions (dispositions)	Closing balance
	$	$	$
COST
Transformer housing and container for Exanorth	2,485,297	—	2,485,297
Office space for ND I	289,133	—	289,133
Office space for ND II	262,632	(262,632)	—
	3,037,062	(262,632)	2,774,430

ACCUMULATED AMORTIZATION
Transformer housing and container for Exanorth	808,152	911,402	1,719,554
Office space for ND I	60,391	57,826	118,217
Office space for ND II	61,280	(61,280)	—
	929,823	907,948	1,837,771

NET BOOK VALUE
Transformer housing and container for Exanorth	1,677,145	(911,402)	765,743
Office space for ND I	228,742	(57,826)	170,916
Office space for ND II	201,352	(201,352)	—
	2,107,239	(1,170,580)	936,659

21.	RELATED PARTY DISCLOSURES

(a)	Key management personnel transactions

Key management includes the Company’s directors, officers and any consultants with the authority and responsibility for planning, directing, and controlling the activities of an entity, directly or indirectly, and includes Chief Executive Officer, Chief Financial Officer, Chief Technical Officer. Amounts owing to related parties consists of amounts due to key management.

During the years ended September 30, 2025 and 2024, key management personnel compensation consisted of short-term and long-term benefits and remuneration, and was classified as follows:

	2025	2024
	$	$

Total compensation paid to key management	1,714,860	223,481
Share-based payments	10,200,000	4,879,221
	11,914,860	5,102,702

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars,	BLOCKCHAIN INC.
unless otherwise noted)	September 30, 2025 and 2024

21.	RELATED PARTY DISCLOSURES (CONT’D)

(a)	Key management personnel transactions (cont’d)

As of September 30, 2025 and 2024, amounts due to related parties consisted of the following:

	2025	2024
	$	$

Balances included in accounts and other payables	95,758	213,119
Related party advances	150,794	66,950
Convertible debentures	1,568,220	1,364,013

The balances are unsecured, due on demand and bear no interest, unless otherwise disclosed.

(b)	Key management dispute

The Company filed a lawsuit against its former CEO, for employment-related matters. The former CEO has filed a countersuit for damages against the Company. The likelihood and magnitude of the amounts in dispute are not determinable as at the date of these consolidated financial statements and, as such, no provision has been recorded thereon.

(c)	Convertible debentures

On August 10, 2021, the Company obtained an unsecured convertible loan from the Company’s CEO, (“CEO Loan”), in the principal amount of $1,000,000. The CEO Loan shall bear no interest prior to the maturity date. As and from the maturity date, any outstanding balance of the loan shall bear interest at an annual rate of 15% per annum, compounded semi-annually. The Company must repay the loan immediately upon the earliest of the date (the “Maturity Date”) of the occurrence of the following events: (i) the Company receiving gross funds from investors participating in the Company’s current round of equity financing totaling $10,000,000 or more, or (ii) the Company having public market value/capitalization on a recognized Canadian stock exchange of at least $50,000,000 or (iii) CEO ceasing to be the Chairman and CEO of the Company for any reason whatsoever, other than his voluntary resignation.

After the Maturity Date, the Company may also elect, at its sole discretion, to convert the amount of the loan in whole or in part into common shares of the Company at a price of CAD $0.40 per common share.

The Company allocated the proceeds of $1,000,000 as follows: first to liability component for $945,267, with the residual value to the equity component for $54,733. The debenture has not been converted or repaid subsequent to the year end.

During the year-ended September 30, 2025, interest expense of $204,208 (2024 - $183,156) was recorded on this balance.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars,	BLOCKCHAIN INC.
unless otherwise noted)	September 30, 2025 and 2024

22.	BORROWINGS AND PAYABLES

(a)	Accounts and other payables

	2025	2024
	$	$

Trade payable	4,818,584	6,312,889
Accrued liabilities	2,456,989	578,127
Wages and remittances payable	34,128	16,540
Settlement amount due, current portion	1,222,364	770,630
Settlement amount due, non-current portion	1,641,501	3,038,387

The Company entered into a settlement agreement with a customer, for hosting services, relating to deposits received in advance amounting to $5.1 million approximately. The deposit related to increase in megawatt supply and related services. The Company has paid $500,000 in March 2025, $561,680 upon receipt of deposits from the Company’s energy provider, and the remaining amount in 27 monthly installments of $150,000 until July 2027; the impact of discounting amounting to $1,252,663 (2025 – nil) is presented in statement of loss and comprehensive loss as a separate line item (see Note 23 for other terms of settlement).

During the fiscal year ended September 30, 2025, the settlement amount was recalculated based on the revised repayment schedule, resulting in an impact of $44,469, which is included in the ‘(Gain) loss on contract settlement’ line in the statement of loss and comprehensive loss.

The undiscounted payment schedule, discounted value, and segregation between current and non-current portions of the settlement amount are as follows:

Year	Amount
$

2026	1,800,000
2027	1,450,000
2028	590,688
Settlement value, undiscounted	3,840,688

Discount rate	20%
Settlement value, discounted	2,863,865

Current portion	1,222,364
Non-current portion	1,641,501

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars,	BLOCKCHAIN INC.
unless otherwise noted)	September 30, 2025 and 2024

22.	BORROWINGS AND PAYABLES (CONT’D)

(b)	Lease liabilities

The Company has entered into several lease agreements in accordance with IFRS 16, Leases, pertaining to its right-of-use assets (Note 20). As of September 30, 2025, the liabilities arising from these leases were assessed as follows:

	2025	2024
	$	$

Opening aggregate lease liability	2,117,539	2,637,472
Cancellations	(2,159,539)	(171,408)
Interest	72,172	337,213
Repaid during the year	(30,172)	(685,738)
Closing aggregate lease liability	—	2,117,539

Current portion	—	1,996,027
Non-current portion	—	121,512

The weighted average incremental rates during the year ended September 30, 2025 is 15% (2024 – 15%) per annum. In November 2024, a gain of $65,628 was recorded on the cancellation of a lease. Additionally, in March 2025, a gain of $1,900,788 was recorded on the cancellation of a separate lease.

(c)	Senior secured loan

In June 2025, Bitzero Blockchain Inc. entered into a senior secured loan and guaranty agreement with a syndicate of lenders providing for up to $25 million in debt financing, to be advanced in two tranches. The initial tranche of $17,510,000 was approved and net proceeds of $16,190,944 were received on August 1, 2025, after deducting the original issue discount and professional fees.

An additional delayed draw facility of up to $8,240,000 is available at the lenders’ discretion; lenders are not obligated to fund any delayed draw, and any advance, if elected by the lenders, is subject to (i) timely delivery of a borrowing notice, (ii) the total delayed draw borrowings not exceeding the available capacity, (iii) completion of due diligence, site visits and underwriting and receipt of credit approval, and (iv) the absence of any default or event of default at the time of funding.

The loan bears interest at the greater of (i) Term SOFR plus 11% per annum and (ii) 14% per annum, payable monthly in arrears. It matures 36 months from closing, with principal amortization commencing six months after the initial funding date.

In connection with the financing and subsequent to the year end, the Company issued warrants to the lenders entitling them to acquire, in aggregate, 25,534,972 units (consisting of 19,559,862 as part of the first tranche and 5,974,930 as part of the second tranche) at an exercise price of $0.01 per share, expiring in five years. The warrants are subject to customary anti-dilution and ratchet provisions and may be exercised on a cash or cashless basis.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars,	BLOCKCHAIN INC.
unless otherwise noted)	September 30, 2025 and 2024

22.	BORROWINGS AND PAYABLES (CONT’D)

(c)	Senior secured loan (cont’d)

The loan agreement requires the Company to maintain, at all times, a minimum cash balance of $2,000,000 in one or more bank accounts that are subject to account control arrangements specified by the lenders. At the reporting date, the Company held $2,000,000 as cash in trust to satisfy this covenant. This amount is shown as restricted cash on the statement of financial position and is not available for general corporate purposes because its use would cause a breach of the covenant. No portion of the required minimum balance was held in Bitcoin at the reporting date. The requirement to maintain this balance will continue for so long as the loan remains outstanding or until the covenant is amended or waived.

The loan is secured by a pledge of the $2,000,000 cash minimum in a lender controlled deposit account, account control agreements over specified deposit accounts, a blanket first priority lien on substantially all assets of the Company and certain subsidiaries, first priority pledges of 100 percent of the equity interests in Exanorth AS and Zetanorth AS, first priority fixed charges over Exanorth AS assets including a mortgage over real estate in Namsskogan, Norway, and a mortgage over North Dakota real estate owned by Bitzero ND I, LLC.

Amount
$

Balance, September 30, 2024	—
Proceeds	16,190,944
Interest	715,410
Accretion	45,936
Principal repayment	—
Interest payments	(715,410)
Balance, September 30, 2025	16,236,880

Current portion	1,554,867
Non-current portion	14,682,013

Amount
$
Loan balance, undiscounted, September 30, 2024	—
Additions	17,510,000
Payments	—
Loan balance, undiscounted, September 30, 2025	17,510,000

2026	2,100,000
2027	4,200,000
2028	11,210,000
Loan balance, undiscounted, September 30, 2025	17,510,000

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars,	BLOCKCHAIN INC.
unless otherwise noted)	September 30, 2025 and 2024

23.	ACCOUNTS RECEIVABLE

In March 2025, Exanorth entered into a settlement agreement with a customer, as described in Note 22(a). Under this agreement, an amount of $3,064,555, corresponding to the invoiced amounts excluded VAT, was written off as a provision for settlement in fiscal 2024. As part of the terms of the settlement, Exanorth received equipment valued at $678,138 in March 2025.

The remaining balance of $831,187, relating to VAT previously charged, was recognized as a receivable as at September 30, 2024, and was fully collected by September 30, 2025.

For the year ended September 30, 2025, the Company recognized trade receivables of $993,579. Included in trade receivables was $766,857, of which $613,486 was recognized in change in provision for uncollectible receivables.

Amount
$

Total outstanding invoiced balance (incl. VAT)	4,149,719
Allocated to mining assets and VAT recoverable	(119,000)
Loss on settlement	(134,977)
Provision for settlement	(2,386,417)
Balance as at September 30, 2024	1,509,325
Receipt of equipment	(678,138)
Collection of VAT receivable	(831,187)
Trade receivable	993,579
Provision for uncollectible receivables	(613,486)
Balance as at September 30, 2025	380,093

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars,	BLOCKCHAIN INC.
unless otherwise noted)	September 30, 2025 and 2024

24.	EQUITY

(a)	Authorized share capital

The Company is authorized to issue an unlimited number of common shares, with no par values.

Share issuances	Shares	Share capital
	#	$

Balance as at September 30, 2023	309,582,563	76,931,052

June 4, 2024	7,000,000	1,160,853
September 6, 2024	1,000,000	200,000
September 11, 2024	—	—
September 12, 2024	15,379,100	3,370,541
	23,379,100	4,731,394
Balance as at September 30, 2024	332,961,663	81,662,446

September 11, 2024	12,500,000	2,500,000
September 19, 2024	1,500,000	300,000
September 24, 2024	500,000	100,000
October 02, 2024	3,000,000	657,490
October 17, 2024	1,250,000	250,000
October 21, 2024	3,500,000	700,000
November 28, 2024	265,000	53,000
December 11, 2024	2,750,000	550,000
December 16, 2024	1,500,000	300,000
February 12, 2025	10,000,000	2,000,000
February 14, 2025	22,500,000	4,500,000
February 20, 2025	500,000	100,000
April 01, 2025	1,983,602	794,335
July 03, 2025	2,000,000	400,000
July 28, 2025	63,908	38,345
July 29, 2025	28,500,000	5,700,000
August 11, 2025	544,245	217,698
August 12, 2025	252,068	100,827
August 21, 2025	225,437	90,175
	93,334,260	19,351,870
Balance as at September 30, 2025	426,295,923	101,014,316

(b)	Issued and outstanding share capital

During the year ended September 30, 2025, the Company issued 93,334,260 new shares (2024 – 23,379,100), increasing its share capital by $19,351,870 (2024 - $4,731,394).

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars,	BLOCKCHAIN INC.
unless otherwise noted)	September 30, 2025 and 2024

24.	EQUITY (CONT’D)

(b)	Issued and outstanding share capital (cont’d)

Details regarding the 2025 shares issuances are as follows:

	Shares	Price	Proceeds	Share capital
	#	$	$	$

Subscriptions	36,536,750	0.21	7,511,700	7,511,700
Exercise of RSUs	54,000,000	0.20	n/a	10,857,490
Advisory shares	750,000	0.20	n/a	150,000
Exercise of options	1,983,602	0.05	99,179	794,335
Legal settlement	63,908	n/a	n/a	38,345
	93,334,260		7,610,879	19,351,870

(c)	Options

The Company has a stock option plan (the “Stock Option Plan") under which the Board of Directors may grant to directors, officers, employees and technical consultants to the Company non-transferable options to purchase common shares, exercisable for periods of 3 to 5 years from the date of the grant.

A summary of the stock options is as follows:

	Number	Weighted- average exercise price	Amount
	#	$	$

Balance, September 30, 2023	31,558,255	0.28	5,433,466
Granted, July 7, 2024	500,000	0.20	109,247
Cancelled	(20,994,320)	0.34	(2,638,325)
Balance, September 30, 2024	11,063,935	0.16	2,904,388
Exercised	(1,983,602)	0.05	(695,155)
Balance, September 30, 2025	9,080,333	0.19	2,209,233
Exercisable	8,580,333	0.19	2,000,806

		Weighted-	Weighted-
2024	Options	average exercise	average
Vesting Conditions	outstanding	price	remaining life
	#	$	$

Immediately	4,113,935	0.05	1.60
1/3 per year from grant date	3,050,000	0.05	1.60
Immediately	1,700,000	0.40	2.78
Immediately	1,500,000	0.40	2.43
Immediately	200,000	0.40	2.50
Subsidiary reaches revenue of EUR 4 million	500,000	0.20	4.69
Outstanding, September 30, 2024	11,063,935	0.16	2.05
Exercisable, September 30, 2024	10,563,935	0.16	1.93

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars,	BLOCKCHAIN INC.
unless otherwise noted)	September 30, 2025 and 2024

24.	EQUITY (CONT’D)

(c)	Options (cont’d)

		Weighted-	Weighted-
2025 Vesting Conditions	Options outstanding	average exercise price	average remaining life
	#	$	$

Immediately	5,530,333	0.27	1.47
1/3 per year from grant date	3,050,000	0.05	0.85
Subsidiary reaches revenue of EUR 4 million	500,000	0.20	3.94
Outstanding, September 30, 2025	9,080,333	0.19	1.40
Exercisable, September 30, 2025	8,580,333	0.19	1.25

25.	CONTINGENT LIABILITIES

In addition to the matter outlined in Note 21, the Company is involved in the following legal proceedings.

The Company filed a lawsuit against its former CEO, for employment-related matters. The Company seeks to cancel the issuance of shares and other equity instruments in the Company. The former CEO has filed a countersuit for damages against the Company. The likelihood and magnitude of the amounts in dispute are not determinable as at the date of these consolidated financial statements and, as such, no provision has been recorded thereon.

On February 7, 2024, a lawsuit was filed in North Dakota against the Company alleging breach of an unsigned employment contract, with claims totaling $1,258,567 plus interest and costs. The Company is contesting the matter, and the outcome cannot presently be determined.

On May 14, 2025, a construction lien dispute was filed in North Dakota seeking $131,545 for work performed prior to the Company’s property acquisition. The claim has since been settled, pursuant to an agreement signed on October 29, 2025. For further details, refer to Note 28(e).

Management has concluded that the outcome of these proceedings, with the exception of the matter settled on October 29, 2025, cannot be determined and no provisions have been recorded.

26.	FINANCIAL INSTRUMENTS

(a)	Classes and categories of financial instruments and their fair values

The following table combines information about: (i) Classes of financial instruments based on their nature and characteristics, (ii) The carrying amounts of financial instruments, (iii) Fair values of financial instruments, and (iv) Fair value hierarchy levels of financial assets and financial liabilities for which fair value was disclosed.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars,	BLOCKCHAIN INC.
unless otherwise noted)	September 30, 2025 and 2024

26.	FINANCIAL INSTRUMENTS (CONT’D)

(a)	Classes and categories of financial instruments and their fair values (cont’d)

Fair value hierarchy levels 1 to 3 are based on the degree to which the fair value is observable: (i) Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities, (ii) Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices), and (iii) Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Financial assets

		FVTPL - mandatorily		FVOCI -	Amortized
2025	Level	measured	FVOCI	designated	cost
		$	$	$	$

Restricted cash	N/A	—	—	—	2,000,000
Accounts receivable	N/A	—	—	—	380,093
Cash held in trust	N/A	—	—	—	2,973,500
Cash and cash equivalents	N/A	—	—	—	2,501,986
		—	—	—	7,855,579

		FVTPL - mandatorily		FVOCI -	Amortized
2024	Level	measured	FVOCI	designated	cost
		$	$	$	$

Accounts receivable	N/A	—	—	—	1,509,325
Cash and cash equivalents	N/A	—	—	—	687,226
		—	—	—	2,196,551

Financial liabilities

		FVTPL -	FVTPL - mandatorily	Amortized
2025	Level	designated	measured	cost
	#	$	$	$

Accounts and other payables	N/A	—	—	7,309,701
Settlement liability	N/A	—	—	2,863,865
Contingent consideration payable	Level 3	—	1,760,547	—
Lease liability	N/A	—	—	—
Related party advances	N/A	—	—	150,794
Loans payable	N/A	—	—	16,236,880
Convertible debentures	N/A	—	—	1,568,220
		—	1,760,547	28,129,460

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars,	BLOCKCHAIN INC.
unless otherwise noted)	September 30, 2025 and 2024

26.	FINANCIAL INSTRUMENTS (CONT’D)

(a)	Classes and categories of financial instruments and their fair values (cont’d)

Financial liabilities (cont’d)

2024	Level	FVTPL - designated	FVTPL - mandatorily measured	Amortized cost
	#	$	$	$

Accounts and other payables	N/A	—	—	6,907,556
Settlement liability	N/A	—	—	3,809,017
Contingent consideration payable	Level 3	—	1,760,547	—
Lease liability	N/A	—	—	2,117,539
Related party advances	N/A	—	—	66,950
Convertible debentures	N/A	—	—	1,364,013
		—	1,760,547	14,265,075

(b)	Transfers

There were no transfers between Level 1, 2 and 3 during the current or prior year.

(c)	Financial risk management

The Company has exposure to credit risk, liquidity risk, and market risk arising from financial instruments. Management considers credit risk and market risk to be low.

Risk management framework

The Company's board of directors has overall responsibility for the establishment and oversight of the Company's risk management framework. The board of directors has established the risk management committee, which is responsible for developing and monitoring the Company's risk management policies. The committee reports regularly to the board of directors on its activities.

The Company's risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company's activities. The Company, through its training and management standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company's approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

The Company aims to maintain the level of its cash and cash equivalents at an amount in excess of expected cash outflows on liabilities (other than trade payables) over the next 60 days.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars,	BLOCKCHAIN INC.
unless otherwise noted)	September 30, 2025 and 2024

26.	FINANCIAL INSTRUMENTS (CONT’D)

(c)	Financial risk management (cont’d)

Liquidity risk (cont’d)

The Company also monitors the level of expected cash inflows on trade and other receivables, together with the expected outflows on trade and other payables.

The Company's exposure to liquidity risk is $29,890,007 as at September 30, 2025 (2024 – $16,025,622), for which the Company has cash of $5,475,486 on hand to satisfy its liabilities (2024 – $687,226). There have been no changes to the method for managing liquidity risk.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. In order to reduce its credit risk, the Company reviews a new customer's credit history before extending credit and conducts regular reviews of its existing customers' credit performance. Allowance for doubtful accounts of $613,486 was recorded in 2025 (2024 - $nil) (see Note 23).

Cash and cash equivalents and restricted cash are held with reputable financial institutions. Counterparty exposure is monitored and considered low. Cash held in trust represents amounts held with the Company's lawyers which is restricted as per the loan agreement and are current in nature. Digital currencies are not financial assets and are outside expected credit loss measurement. Credit exposure is considered low as the Company extracts digital currencies from its mining pool on a daily basis. Prepaids and deposits consist of advances to vendors and refundable deposits. Counterparties are assessed and monitored, and no loss allowance has been recognized.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency rate risk, interest rate risk and other price risk. The Company is mainly exposed to interest rate and currency risk.

Foreign currency risk

The Company is exposed to foreign currency risk primarily through its operations in multiple jurisdictions and transactions denominated in currencies other than its functional currency. Foreign currency risk arises from recognized assets and liabilities, as well as future commercial transactions that are denominated in a currency different from the functional currency of the Company entities. The Company monitors its exposure to foreign currency risk on an ongoing basis and uses derivative financial instruments, such as forward exchange contracts, to hedge significant foreign currency exposures when considered appropriate and as when required. The effectiveness of these hedging instruments is assessed regularly. However, the Company does not hedge all of its foreign currency exposures, and fluctuations in exchange rates could have a material impact on the Company’s financial performance and position.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars,	BLOCKCHAIN INC.
unless otherwise noted)	September 30, 2025 and 2024

26.	FINANCIAL INSTRUMENTS (CONT’D)

(c)	Financial risk management (cont’d)

Interest rate risk

The Company’s exposure to interest rate risk arises primarily from its variable-rate borrowings and lease liabilities. Changes in market interest rates can affect the Company’s interest expense and the value of its financial liabilities. To manage interest rate risk, the Company may enter into interest rate swap agreements to convert variable-rate debt into fixed-rate debt, thereby reducing exposure to fluctuations in interest rates. Management regularly reviews the interest rate exposure and considers the potential impact of interest rate movements on its financial performance. However, there can be no assurance that these measures will fully mitigate the impact of interest rate fluctuations.

Digital currency risk

The Company is exposed to digital currency risk due to its holdings and transactions in cryptocurrencies. Digital currency risk arises from the volatility in the market prices of cryptocurrencies, which can fluctuate significantly due to various factors, including market demand, regulatory developments, and macroeconomic trends.

The Company manages its digital currency risk by monitoring market conditions and may engage in hedging activities, such as entering into derivative contracts, to mitigate the impact of adverse price movements. However, given the inherent volatility and the relatively nascent nature of digital currency markets, there remains a significant risk that the value of the Company’s digital assets could experience substantial fluctuations, which could materially affect the Company’s financial performance and position.

Custody risk

The Company mines digital assets through a pool and transfers rewards from the pool to Company-controlled private wallets on a daily basis, and safeguards these holdings through a tiered wallet structure. Transactions are subject to segregation of duties and role-based approvals. Private keys are generated in controlled environments with encrypted, geographically separated backups and periodically refreshed. The Company does not use a third-party custodian to hold digital assets and exposure to the pool is minimized through daily withdrawals and monitoring. Wallet activity is reconciled and reviewed by management.

Loss of access risk

The loss of access to the private keys associated with the Company’s Bitcoin holdings may be irreversible and could adversely affect an investment. An amount of Bitcoin is spendable only by whoever possesses the private key associated with the address on which the Bitcoin is held. To the extent a private key is lost, destroyed, or otherwise compromised, and no backup is accessible, the Company may be unable to access the associated Bitcoin. To mitigate this, the wallets are designed such that no single key, device, or individual is critical, encrypted back-ups and/or key-share arrangements are maintained in secure locations to enable controlled recovery.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars,	BLOCKCHAIN INC.
unless otherwise noted)	September 30, 2025 and 2024

26.	FINANCIAL INSTRUMENTS (CONT’D)

(c)	Financial risk management (cont’d)

Loss of access risk (cont’d)

Management reviews recoverability regularly. As of September 30, 2025, 7.61 Bitcoin equivalent to $753,211 is held in private wallets (September 30, 2024 – 38.01 Bitcoin equivalent to $2,490,936)(Note 13).

27.	CAPITAL MANAGEMENT

The Company defines capital as its equity. The Company's objective when managing capital is: (i) to safeguard the ability to continue as a going concern so that it can continue to provide returns to shareholders and benefits to other stakeholders; and (ii) to provide an adequate return to shareholders by obtaining an appropriate amount of financing commensurate with the level of risk. The Company sets the amount of capital in proportion to the risk. The Company manages its capital structure and adjusts in light of the changes in economic conditions and the characteristic risk of underlying assets.

To maintain or adjust the capital structure, the Company may repurchase shares, return capital to shareholders, issue new shares, or sell assets to reduce debt. The Company is not subject to any externally imposed capital requirements. The Company’s objective is met by retaining adequate liquidity to provide for the possibility that cash flows from assets will not be sufficient to meet operational, investing, and financing requirements. There have been no changes to the Company's capital management policies during the year ended September 30, 2025 and 2024.

28.	SUBSEQUENT EVENTS

(a)	Private placements

In October 2025, the Company closed brokered private placements totaling 2,937,500 units for gross proceeds of $1,175,000. Each unit comprises one convertible debenture and one common share purchase warrant. The convertible debentures bear interest at 15 percent per annum from issuance to the earlier of holder-elected conversion or three years from the date of issuance and are convertible into one common share at $0.40 per share. Each warrant entitles the holder to acquire one common share at an exercise price of $0.50 per share for two years from the date of issuance.

Subsequent to year end, the Company closed a brokered private placement totaling 3,750,000 units for gross proceeds of $1,500,000. Each unit comprises one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price of $0.40 per share for 2 years from the date of issuance.

(b)	Issuance of RSUs

In October 2025, the Company granted 1,000,000 RSUs at a stated price of $0.40 per unit, with each unit being convertible into one common share upon exercise by the holder. The RSUs vested upon completion of the reverse takeover of the Company.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars,	BLOCKCHAIN INC.
unless otherwise noted)	September 30, 2025 and 2024

28.	SUBSEQUENT EVENTS (CONT’D)

(c)	Issuance of convertible debt

In October 2025, the Company issued convertible debentures for gross proceeds totalling $2,853,990. The convertible debenture entitles the holder to interest at 10% per annum on the subscribed amount from the date of its issuance to the earlier of: (i) its conversion at the sole discretion of the holder, or (ii) 18 months after its issue date. Each convertible debenture converts at $0.40 per common share of the Company.

(d)	Contingent consideration

Subsequent to the reporting date, there have been no changes to status of the settlement with a shareholder. The contingent consideration described in Note 14 remains outstanding, the SPA has not been executed, the kr 2,000,000 ($190,335) cash payment has not been made, and the transfer of KlimaCloud shares has not occurred.

(e)	Settlement of claims

Subsequent to period end, on October 29, 2025, Bitzero entered into a settlement agreement resolving the construction lien dispute filed on May 14, 2025 in North Dakota (Note 25). Under the settlement, Bitzero is obligated to pay $110,000, which represents full and final settlement of the claim.

(f)	Senior secured loan – subsequent draw

Subsequent to the year end, the Company drew the second tranche under the senior secured loan and guaranty agreement entered into in June 2025. The Company received gross proceeds of $8,245,000 (the delayed draw facility), less applicable original issue discount and fees, in accordance with the loan agreement terms.

(g)	Go-public transaction

In November 2025, Bitzero completed a go-public transaction in Canada structured as a triangular amalgamation under the Business Corporations Act (British Columbia) with WBM Capital Corp. (“WBM”) and its wholly owned subsidiary, 1555476 B.C. Ltd (“Subco”), pursuant to an amalgamation agreement dated November 3, 2025. Under the Amalgamation Agreement, Bitzero amalgamated with 1555476 B.C. Ltd. to form a new corporation that became a wholly owned subsidiary of WBM.

All issued and outstanding Bitzero common and non-voting shares were exchanged for fully-paid and non-assessable WBM common and non-voting shares on the basis of ten Bitzero shares for one WBM share. Outstanding Bitzero options, RSUs and warrants were adjusted to provide rights to acquire WBM common shares in accordance with their terms.

As control of the combined entity resides with the former owners of Bitzero, the transaction is accounted for as a reverse acquisition with Bitzero as the accounting acquirer and WBM as the accounting acquiree. The transaction will be accounted for in accordance with IFRS 2, with any excess of the fair value of the deemed consideration over the fair value of WBM’s identifiable net assets recognized as a listing expense in profit or loss in the period of closing.

Notes to the consolidated financial statements	BITZERO
(Expressed in United States Dollars,	BLOCKCHAIN INC.
unless otherwise noted)	September 30, 2025 and 2024

28.	SUBSEQUENT EVENTS (CONT’D)

(g)	Go-public transaction (cont’d)

On November 24, 2025, Bitzero’s common shares began trading on the Canadian Securities Exchange under the ticker “BITZ.U”.

Page 53 of 53